UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PT Indosat Tbk

(Name of Subject Company (issuer))

Qatar Telecom (Qtel) Q.S.C.

as Offeror

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Series B Common Shares, par value Rp100 per share

American Depositary Shares, each of which represents fifty (50) Series B Common Shares,

par value Rp100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☑	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

The following is the text of a press release issued by Qatar Telecom (Qtel) Q.S.C. on July 2, 2008:

TENDER OFFER PLAN BY QATAR TELECOM (QTEL) Q.S.C. WITH RESPECT TO SHARES OF PT INDOSAT TBK

2 July 2008 – Doha and Jakarta

Qatar Telecom (Qtel) Q.S.C. (“Qtel”) announced that on 1 July 2008 it submitted a tender offer statement (“Tender Offer Statement”) to conduct a tender offer (“Tender Offer”) to acquire all of the outstanding Series B Shares (other than the shares held by other controlling shareholders) of PT Indosat Tbk (“Indosat”), including the shares represented by American Depositary Shares (“ADSs”), to the Capital Market and Financial Institutions Supervisory Board (“BAPEPAM-LK”) for their review.

“Qtel filed a tender offer statement with BAPEPAM, consistent with our stance to fully respect the laws and regulations of the Republic of Indonesia” said Dr. Nasser Marafih, CEO of The Qtel Group. “We recognize that BAPEPAM-LK has recently amended its regulations in relation to the tender offers. We understand that under the new regulations, a mandatory tender offer is triggered on acquisition of a 50% interest or the capability to determine, directly or indirectly, the management and policy of the target. We are working closely with our advisors to understand the new regulations which were published last night, and will liaise with the relevant authorities to ensure that our tender offer complies in all respects with the new regulations.”

On 22 June 2008, Qtel indirectly acquired 2,217,590,000 Series B Shares (representing 40.81% of the total issued and outstanding shares of Indosat) through its purchase of all of the issued and outstanding shares of capital stock of each of Indonesia Communications Limited (“ICLM”), and Indonesia Communications Pte. Ltd. (“ICLS”), pursuant to a Share Purchase Agreement, dated June 6, 2008 (the “Share Purchase Agreement”), between Qtel and STT Communications Ltd., (“STT”). Pursuant to the Share Purchase Agreement, Qtel acquired the shares of ICLM and ICLS, the direct holders of the 2,217,590,000 Series B Shares, from Asia Mobile Holdings Pte. Ltd., which is 75% indirectly owned by STT and 25% indirectly owned by Qtel.

Dr. Nasser Marafih continued “As we have stated in the past, Qtel will respect the outcome of the ongoing court procedure concerning the 40.8% of Indosat shares we acquired from STT. In the meantime, we believe that all Indosat shareholders should be offered the same opportunity to participate at the same price - which is higher than required by both the previous, and recently announced market regulations. Likewise, as the controlling and single largest shareholder in Indosat, we have begun meeting with management to identify the immediate benefits Qtel can deliver to Indosat and its shareholders, for example in the area of international procurement. Shareholders, the Indosat team and customers should be assured that Qtel is fully committed to Indosat’s success.”

Important Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series B Shares or ADSs of Indosat, and there shall be no purchase or sale of Series B Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Tender Offer has not yet been commenced. At the time of commencement of the Tender Offer, Qtel will file a tender offer statement with each of BAPEPAM-LK and the SEC with respect to the mandatory tender offer, and the Tender Offer will be made solely by such statements. U.S. holders of Series B Shares and ADSs of Indosat are strongly advised to read the tender offer statement and other relevant documents regarding the Tender Offer filed with the SEC when they become available because they will contain important information. U.S holders of Series B Shares and ADSs of Indosat will be able to obtain copies of these documents when they become available free of charge at the SEC’s website (http://www.sec.gov).

For further information, please contact:

Jeremy Sell at +974-515-1233

Michael Hancock at +974-586-4924

Nick Swierzy at +974-559-9686

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Forward-looking Statements

Statements contained in this document that are not historical facts may be “forward-looking” statements. To identify these forward-looking statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, risks and uncertainties related to the consummation of the contemplated transactions, our ability to achieve our objectives and to maintain quality, resilience and service support. We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.